January 31, 2012

Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 9, 2011
File No. 001-10853

Dear Ms. Hunsaker:

This letter responds to comments of the Staff of the Securities and Exchange Commission in a letter dated January 27, 2012, concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, filed February 25, 2011, and Form 10-Q for the Fiscal Quarter ended September 30, 2011, filed November 9, 2011.

The Company’s response to the comment letter is noted below. The response is preceded by the Staff’s comment as included in the Staff’s letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Note 14. Fair Value Disclosures, page 41

1	.	Comment: We note your response to prior comment three to our letter dated January 4, 2012 where you indicate that your system of internal controls has evolved over time to reflect changes in the availability of fair value information, whether based on actions taken by management, or based on changes in the marketplace. We acknowledge your increased level of controls in this area and remind you of the requirements to maintain: 1) a system of internal control over financial reporting sufficient to provide, among other things, reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and 2) accurate and reasonably detailed books and records. Please confirm to us that you understand these requirements and further, please

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 31, 2012
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respond to the following and explain, as applicable, how you plan to address the below matters in your future evaluations:

•	We note where you discuss the backtesting of security sales performed in order to evaluate the relative accuracy of fair value estimates provided by your pricing service. Your response indicates that the results of your testing indicated that the daily pricing provided by the third party pricing service was within a weighted average range of 98.1% - 100.6% of the price of actual executed trades. Please clarify how frequently you get prices from the pricing services for your portfolio (i.e. daily, weekly, quarterly) in order to perform this backtesting analysis. Please also clarify whether you conduct these backtesting procedures as the sales are conducted, or whether the testing is performed on a quarterly basis. In this regard, we note the population tested appears to represent nearly all of your available-for-sale securities sold during 2010 and nearly 90% of your available-for-sale securities sold during 2009.

•	We note where you discuss the pricing services development of a market-based pricing matrix that is used to estimate the fair value of mortgage-backed securities issued by a GSE, and then a separate market-pricing matrix that is used to estimate the fair value of state and political subdivisions. Please discuss in further detail how this matrix is tested under your process, including whether you test the yield curves used by the pricing services for these matrices, along with a discussion as to how you use the matrix. Additionally, please discuss how the matrices factor in liquidity adjustments that may be necessary for any of these securities, such as some of the less frequently traded state or political subdivisions. Finally, we note the additional controls you established during 2011 to request additional information from the pricing service for a certain number of securities. Tell us whether you are able to determine when the pricing service is using comparable trades to value the security versus using the pricing matrix that focuses on these other inputs.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 31, 2012
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Response:

Our goal is to ensure that well-balanced and effective controls are operating to provide us with a reasonable basis to value our securities portfolio. In that regard, we recognize that controls may need to be adjusted as analytical tools and additional information from our pricing service become available or changes take place. For example, should the level of security sales decrease that in turn reduces the amount of backtesting performed; we would consider the need to increase other control procedures to compensate for this reduction. The following discussion addresses the questions included in the Staff’s comment:

We confirm that we understand the requirements to maintain: 1) a system of internal control over financial reporting sufficient to provide, among other things, reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and 2) accurate and reasonably detailed books and records.

For substantially all securities in our portfolio, we obtain daily pricing from the pricing service.

The backtesting procedures are completed as soon as practicable after the trade date.

Generally, the actual matrices, benchmark curves, and market convention assessments of interest rate impact and development of prepayment scenarios used by the pricing service are considered proprietary and are not routinely provided by the service. Accordingly, we have not directly tested this data and, therefore, have implemented the controls previously described to ensure the appropriateness of the pricing provided by the pricing service. The principal controls have consisted of back-testing of security sales, comparison of pricing service estimates to other third-party sources and evaluating additional information provided by the pricing service as more fully described in our previous response.

The pricing service develops the appropriate matrix using market observable inputs that represent its “good faith opinion as to what a buyer in the marketplace would pay for a security (typically in an institutional round lot position) in a current sale.” Since we utilize the prices provided by the pricing service, we are ultimately using its matrices to price the securities and have designed appropriate controls to ensure that this pricing is reasonable. The following provides an overview of our understanding of how the matrices are developed, including liquidity factors for less actively traded securities.

In developing its matrices, the pricing service seeks comparable, market observable inputs including reported trades, benchmark yields, benchmark securities, offers, bids, issuer spreads, and broker quotes. These inputs are by security class and

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 31, 2012
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specific to characteristics, such as duration, issuer creditworthiness and collateral performance, applicable to the securities within each class. Because the inputs are observed in the current market and reflect class and security specific characteristics, the matrix inputs, and therefore the matrix, reflect relative market liquidity or illiquidity. Each security is subjected to a specific evaluation that ensures the evaluation appropriately prioritizes observed inputs in order to reflect current market liquidity, movements, credit information and sector news applicable to the security at that date. Since BB&T’s GSE and state and political subdivision securities are by nature not exchange traded, as noted in our previous response we believe the market-based valuation techniques utilized by the pricing service, which are continually validated by our described controls, are the most appropriate means to determine the fair value of these security types in the current market.

As noted in the preceding description, comparable trades are one of the significant market observable inputs used in the pricing matrices. Although the pricing service does not routinely make available a breakdown or weighting of comparable trades versus other equally observable inputs described above, when we perform a “deep dive” on selected securities, the service typically provides us with sufficient detail to assess which market observable input was the primary basis for the price evaluation matrix. For the securities described in our previous response for which the pricing service provided additional security data, the information included observed offer prices, observed bid prices, observed trade prices and the general pricing level of similar bonds. Therefore, our testing indicated that relevant, comparable offer, bid or sale data was used by the third party service as a primary input in our securities’ pricing matrices, which we deemed reasonable given the predominantly liquid nature of our portfolio as described in our previous response.

We continually evaluate the procedures performed to ensure that our control structure is responsive to the current environment. The pricing service is developing various future enhancements including transparency tools that allow their “clients to visualize the [the pricing service’s] evaluated prices within the context of a broad range of relevant fixed income market information, including public and proprietary market data and other inputs to the evaluated pricing process.” It is our understanding that the majority of our portfolio, including municipal bonds, will be included in this tool and made available later this quarter. As these become available, we will incorporate them into our procedures and controls as determined appropriate in the circumstances. Ultimately, we will continue to take into consideration the available information and the results of our procedures such that we can conclude that our portfolio is properly valued in accordance with GAAP.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 31, 2012
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If you have any questions or need additional information, you may contact me at (336) 733-3913 or Michael L. Nichols, Senior Vice President and External Reporting Manager, at (336) 733-3079. Thank you.

Sincerely,

/s/ Cindy B. Powell

Cindy B. Powell
Executive Vice President and Corporate Controller

cc:	Kelly S. King, Chairman and Chief Executive Officer Daryl N. Bible, Chief Financial Officer